Filed by: Sovereign Bancorp, Inc.
This communication is filed pursuant to Rule 425 under
the Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: October 20, 2008
About Banco Santander

This is exciting news for Sovereign customers, shareholders, and team members. By joining Santander, Sovereign will become part of one of the world’s leading banks, and Banco Santander’s market strength will help Sovereign grow.

Banco Santander Key Facts
•	Primarily a retail and commercial bank with 80 million customers, earning 85% of its profit from those businesses

•	13,000 branches, more than any other international bank in the world

•	One of the world’s top 10 leading banks by market capitalization, and number one in the euro zone. Santander reported first half profit in 2008 of 4.7 billion euros ($7.2 billion), an increase of 22% from a year earlier.

•	Its core earnings have increased for 15 straight quarters

•	Santander invested in Sovereign in 2005 to expand its presence in the United States, and has been a significant partner of ours for 3 years with 3 members on the 12-person board. It has added insight and expertise to our technologies and strategies related to our retail offerings.

•	A solid franchise that operates with the financial discipline necessary to grow even in challenging times. It has a track record of successful acquisitions and operations in more than 40 countries.

•	It is the largest bank in continental Europe

•	More than 150 years of experience in banking
Visit the Banco Santander Website:
•	English

•	Spanish

•	Portuguese
What does this mean for you?
•	It’s business as usual at Sovereign Bank

•	Sovereign is and will remain, even after the acquisition by Santander, an FDIC-insured bank. As such, your deposits are FDIC insured up to the maximum limits allowed by law, which is at least $250,000 through the end of 2009. Learn more about FDIC insurance.

•	We remain well capitalized by all regulatory measures, meaning we have a sufficient cushion

•	Sovereign has an experienced executive team that has managed through economic downturns in the past

•	You will see the same great products and services you’re used to seeing

•	Sovereign customers will benefit from Santander&s global leadership and market strength

•	This transaction is about growth, not cost cutting

•	It focuses on the needs of its retail customers

•	Santander knows our business well, and is looking forward to growing Sovereign

•	Santander has a great track record of integrating and growing companies

•	As always, we remain committed to being a customer-focused community bank. Through this partnership, we will have an even greater capacity to work more efficiently—giving us more time for you, our customers.

•	We will be able to provide you with even better customer service, and with innovations that will help us give you more efficient, faster and more personal service

•	Santander’s experience with customers around the world will allow us to develop a wider range of more competitive products that best suit your needs

•	Santander is a dedicated investor in its local communities and around the world
What happens next?
•	We expect the transaction to close in the first quarter of 2009, and until that time Sovereign and Banco Santander will remain separate companies

•	Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 share of Sovereign common stock they own (or 1 Banco Santander ADS for 3.42 Sovereign shares). Based on the closing stock price for Santander ADSs on Friday, October 10, 2008, the transaction has an aggregate value of approximately US$1.9 billion or US$3.81 per share.
Additional Information About This Transaction
In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its shareholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).
Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.